UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.  )1

Actel Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

004934105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,406,763
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,406,763
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,406,763
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PARCHE, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,677
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,677
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 176,677
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 176,677
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,677
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG PB, LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 105,599
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 105,599
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 105,599
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 282,276
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 282,276
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 282,276
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,583,440
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,583,440
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,583,440
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,689,039
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,689,039
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,689,039
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,689,039
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,689,039
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,689,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,689,039
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,689,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,689,039
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,689,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 1,689,039
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 1,689,039
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,689,039
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 004934105

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer

This statement relates to the Common Stock, par value $.001 per share (the “Shares”), of Actel Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 2061 Stierlin Court, Mountain View, California 94043-4655.

Item 2.	Identity and Background.

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Parche, LLC, a Delaware limited liability company (“Parche”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), who serves as the sole non-managing member of Parche and owns all economic interests therein;

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of each of Enterprise Master Fund and RCG PB;

(vi)
RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund and the managing member of Parche;

(vii)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(viii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(ix)	Peter A. Cohen ("Mr. Cohen"), who serves as one of the managing members of C4S;

(x)	Morgan B. Stark ("Mr. Stark"), who serves as one of the managing members of C4S;

(xi)	Thomas W. Strauss ("Mr. Strauss"), who serves as one of the managing members of C4S; and

CUSIP NO. 004934105

(xii)	Jeffrey M. Solomon ("Mr. Solomon"), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Parche, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Parche and RCG PB is serving as a private investment fund.  Each of Value and Opportunity Master Fund and Parche has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund and managing member of Parche.  The principal business of Enterprise Master Fund is serving as a private investment fund and acting as the non-managing member of Parche.  The principal business of Ramius Advisors is acting as the investment advisor of each of Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by Value and Opportunity Master Fund, Parche, Enterprise Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 1,689,039 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Parche and RCG PB is approximately $20,418,478, excluding brokerage commissions.

CUSIP NO. 004934105

Item 4.	Purpose of Transaction.

The Reporting Persons originally purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, communications with management and the Board of the Issuer, nominating or recommending candidates to serve as members of the Board, having discussions with other stockholders and potential nominees to the Board, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 25,766,764 Shares outstanding, as of August 12, 2008, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 14, 2008.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 13, 2008, Value and Opportunity Master Fund beneficially owned 1,406,763 Shares.

Percentage: Approximately 5.5%.

(b)	1. Sole power to vote or direct vote: 1,406,763
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,406,763
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 004934105

B.	Parche

(a)	As of the close of business on October 13, 2008, Parche beneficially owned 176,677 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 176,677
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,677
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and are incorporated by reference.

C.	RCG PB

(a)	As of the close of business on October 13, 2008, RCG PB beneficially owned 105,599 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 105,599
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 105,599
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.

D.	Enterprise Master Fund

(a)	Enterprise Master Fund, as the sole non-managing member of Parche and owner of all economic interest therein, may be deemed the beneficial owner of the 176,677 Shares owned by Parche.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 176,677
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 176,677
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Enterprise Master Fund in the past 60 days are set forth in Schedule A and are incorporated by reference.  The transactions in the Shares by Parche in the past 60 days are set forth in Schedule A and incorporated herein by reference.

E.	Ramius Advisors

(a)
Ramius Advisors, as the investment advisor of each of Enterprise Master Fund and RCG PB, may be deemed the beneficial owner of the (i) 176,677 Shares owned by Parche and (ii) 105,599 Shares owned by RCG PB.

Percentage: Approximately 1.1%.

CUSIP NO. 004934105

(b)	1. Sole power to vote or direct vote: 282,276
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 282,276
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors has not has not entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares on behalf of Parche and RCG PB in the past 60 days are set forth in Schedule A and incorporated herein by reference.

F.	RCG Starboard Advisors

(a)
As of the date hereof, as the investment manager of Value and Opportunity Master Fund and the managing member of Parche, RCG Starboard Advisors is deemed the beneficial owner of the (i) 1,406,763 Shares owned by Value and Opportunity Master Fund and (ii) 176,677 Shares owned by Parche.

Percentage: Approximately 6.1%.

(b)	1. Sole power to vote or direct vote: 1,583,440
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,583,440
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund and Parche are set forth in Schedule A and are incorporated by reference.

G.	Ramius

(a)
As of the date hereof, as the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 1,406,763 Shares owned by Value and Opportunity Master Fund, (ii) 176,677 Shares owned by Parche and (iii) 105,599 Shares owned by RCG PB.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 1,689,039
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,689,039
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 004934105

H.	C4S

(a)
As of the date hereof, as the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 1,406,763 Shares owned by Value and Opportunity Master Fund, (ii) 176,677 Shares owned by Parche and (iii) 105,599 Shares owned by RCG PB.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 1,689,039
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,689,039
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

I.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As of the date hereof, as the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon is deemed the beneficial owner of the (i) 1,406,763 Shares owned by Value and Opportunity Master Fund, (ii) 176,677 Shares owned by Parche and (iii) 105,599 Shares owned by RCG PB.

Percentage: Approximately 6.6%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,689,039
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,689,039

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon has entered into any transactions in the Shares in the past 60 days.  The transactions in the Shares in the past 60 days on behalf of Value and Opportunity Master Fund, Parche and RCG PB are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On October 13, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 004934105

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund Ltd, Parche, LLC, Ramius Enterprise Master Fund Ltd, RCG PB, Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 13, 2008.

99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.

CUSIP NO. 004934105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 13, 2008

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By: RCG Starboard Advisors, LLC,
       its investment manager

PARCHE, LLC
By: RCG Starboard Advisors, LLC,
       its managing member

RAMIUS ENTERPRISE MASTER FUND LTD
By: Ramius Advisors, LLC,
       its investment advisor

RCG PB, LTD
By: Ramius Advisors, LLC,
       its investment advisor
RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 004934105

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

RAMIUS ENTERPRISE MATER FUND LTD

10,500	12.1777	09/03/08
3,500	12.2007	09/04/08
2,016	12.4277	09/05/08
16,800	12.2373	09/08/08
11,783	11.8194	09/09/08
15,181	11.3308	09/10/08
1,092	10.5212	09/10/08
48,334	11.6524	09/11/08
9,795	11.9725	09/12/08
2,296	12.6477	09/16/08
21,867	12.6362	09/17/08
9,002	12.9094	09/18/08
(84)	14.0000	09/19/08
6,109	13.0144	09/22/08
9,340	13.1667	09/23/08
9,146	13.1426	09/24/08
(176,677)*	12.3300	10/01/08

PARCHE, LLC

176,677**	12.3300	10/01/08

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

60,000	12.1777	09/03/08
20,000	12.2007	09/04/08
11,520	12.4277	09/05/08
96,000	12.2373	09/08/08
67,326	11.8194	09/09/08
86,747	11.3308	09/10/08
6,240	10.5212	09/10/08
276,194	11.6524	09/11/08
55,973	11.9725	09/12/08
13,120	12.6477	09/16/08
124,953	12.6362	09/17/08
51,440	12.9094	09/18/08

____________________

*Shares were sold in a private transaction with Parche, an affiliate of Ramius Enterprise Master Fund Ltd, for which Ramius LLC serves as the sole member of the investment manager.

**Shares were acquired in a private transaction with Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, for which Ramius LLC serves as the sole member of the investment advisor.

CUSIP NO. 004934105

(468)	14.0000	09/19/08
34,909	13.0144	09/22/08
53,373	13.1667	09/23/08
52,262	13.1426	09/24/08
21,111	12.2769	09/30/08
53,880	12.1729	10/01/08
46,540	12.1445	10/02/08
38,865	12.3254	10/03/08
40,108	11.9734	10/06/08
39,686	12.0690	10/07/08
57,474	11.6809	10/08/08
82,026	11.3213	10/09/08
17,484	10.0553	10/10/08

RCG PB, LTD

4,500	12.1777	09/03/08
1,500	12.2007	09/04/08
864	12.4277	09/05/08
7,200	12.2373	09/08/08
5,049	11.8194	09/09/08
6,506	11.3308	09/10/08
468	10.5212	09/10/08
20,714	11.6524	09/11/08
4,198	11.9725	09/12/08
984	12.6477	09/16/08
9,371	12.6362	09/17/08
3,858	12.9094	09/18/08
(48)	14.0000	09/19/08
2,618	13.0144	09/22/08
4,003	13.1667	09/23/08
3,920	13.1426	09/24/08
1,589	12.2769	09/30/08
4,055	12.1729	10/01/08
3,503	12.1445	10/02/08
2,925	12.3254	10/03/08
3,019	11.9734	10/06/08
2,987	12.0690	10/07/08
4,326	11.6809	10/08/08
6,174	11.3213	10/09/08
1,316	10.0553	10/10/08

CUSIP NO. 004934105

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 004934105

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CUSIP NO. 004934105

SCHEDULE D

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies